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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 16)

                   Under the Securities Exchange Act of 1934

                           THE FORSCHNER GROUP, INC.
                   -----------------------------------------
                                (Name of Issuer)


                          Common Stock, $.10 Par Value
                   -----------------------------------------
                         (Title of Class of Securities)


                                   346590102
                   -----------------------------------------
                                 (CUSIP Number)


                           Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700
                   -----------------------------------------

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)



                               November 14, 1995
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                              [  ]

Check the following box if a fee is being paid with this statement.

                                              [  ]


                              Page 1 of 17 Pages.






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-------------------                                           ------------------
CUSIP No. 346590102                   13D                     Page 2 of 17 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                Brae Group, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [   ]
                                                                 (b)  [   ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
  5  CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    [  ]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                         Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
    NUMBER OF                                                       0
     SHARES          -----------------------------------------------------------
   BENEFICIALLY             8      SHARED VOTING POWER
      EACH                                                       2,998,200
    OWNED BY         -----------------------------------------------------------
    REPORTING               9      SOLE DISPOSITIVE POWER
   PERSON WITH                                                      0
                     -----------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                                                 2,998,200
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   2,998,200
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     34.5%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------


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-------------------                                           ------------------
CUSIP No. 346590102                   13D                     Page 3 of 17 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                Louis Marx, Jr.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [   ]
                                                                     (b)  [   ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
                                      N/A
--------------------------------------------------------------------------------
 5   CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [   ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                 United States
--------------------------------------------------------------------------------
               7      SOLE VOTING POWER
 NUMBER OF                                              169,730
  SHARES      ------------------------------------------------------------------
BENEFICIALLY   8      SHARED VOTING POWER
 OWNED BY                                              3,002,492
   EACH       ------------------------------------------------------------------
 REPORTING     9      SOLE DISPOSITIVE POWER
PERSON WITH                                             169,730
              ------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER
                                                       3,002,492
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   3,172,222
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     36.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------


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-------------------                                           ------------------
CUSIP No. 346590102                   13D                     Page 4 of 17 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Stanley R. Rawn, Jr., as Trustee fbo
                        Louis Marx, Jr. u/a dtd. 4/11/32
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [   ]
                                                                      (b)  [   ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
                                      N/A
--------------------------------------------------------------------------------
 5   CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [   ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                 United States
--------------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF                                                0
    SHARES     -----------------------------------------------------------------
BENEFICIALLY    8      SHARED VOTING POWER
  OWNED BY                                               4,292
    EACH       -----------------------------------------------------------------
  REPORTING     9      SOLE DISPOSITIVE POWER
PERSON WITH                                                0
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER
                                                         4,292
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     4,292
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     0.05%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------

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                        AMENDMENT NO. 16 TO SCHEDULE 13D

Item 1 - Security and Issuer.

                  This Amendment No. 16 to Schedule 13D (as so amended, this "Amended Schedule 13D") is filed with respect to the common stock, par value $.10 per share, ("Common Stock") of The Forschner Group, Inc., a Delaware corporation ("Forschner"). The address of Forschner's principal executive office is One Research Drive, Shelton, Connecticut 06484.

Item 2 - Identity and Background.

                  This Amended Schedule 13D is being filed on behalf of Brae Group, Inc., a Delaware corporation ("Brae"), Louis Marx,
Jr. ("Mr. Marx"), and Stanley R. Rawn, Jr., as trustee fbo Louis
Marx, Jr. u/a dated 4/11/32 (the "Trust" and the "Trustee").

                  Brae is a company which holds equity interests in various entities in diversified industries. The address of the principal business and principal office of Brae is 333 Clay Street, Suite 4500, Houston, Texas, 77002. Brae was formerly known as Triumph*LOR, Inc. until it changed its name in July 1992.

                  Mr. Marx, a private investor, is the sole beneficiary of the Trust. Mr. Marx's principal business address is 667


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Madison Avenue, New York, New York, 10021.  Mr. Marx has a
majority voting interest in Brae and may be deemed to be its controlling shareholder.

                  The principal business address of the Trustee is 667 Madison Avenue, New York, New York 10021. Mr. Rawn is the Chief
Executive Officer of Noel Group, Inc. ("Noel"), a publicly held company which conducts its principal operations through companies in which it holds controlling interests. Noel's principal business address is 667 Madison Avenue, New York, New York,
10021.

                  Set forth on Schedule A hereto are the name, the citizenship, the business or residence address, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of the director and of each executive officer of Brae.

                  During the last five years, neither Brae, Mr. Marx nor the Trustee nor to the best knowledge of Brae, the directors or executive officers of Brae, has or have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, neither Brae, Mr. Marx nor the Trustee nor to the best of the knowledge of Brae, the


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directors or executive officers of Brae was or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or were or is or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  Each of Brae, Mr. Marx and the Trustee, is responsible for the completeness and accuracy of only that information concerning each of Brae, Mr. Marx and the Trustee, respectively, contained herein, or in any subsequent amendment, including information relating to Brae's officers, directors and controlling persons, and is not responsible for the completeness or accuracy of any information concerning the other parties. Neither Brae, Mr. Marx nor the Trustee knows or has reason to believe that any information concerning the other parties contained herein is inaccurate and the execution of any subsequent amendment by each party shall constitute a representation by such party that it neither knows nor has reason to believe that any information concerning the other parties contained in such amendment is inaccurate at the time of such execution.



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Item 3.           Source and Amount of Funds or Other Consideration.

                  On November 14, 1995, Brae purchased an aggregate of 396,400 shares (the "Purchased Shares") of Forschner Common Stock in open market transactions for an aggregate purchase price of $4,484,275. Brae purchased the Purchased Shares with available working capital.

Item 4.           Purpose of Transaction.

                  Brae, Mr. Marx and the Trust each acquired the shares of Forschner Common stock held by them for investment purposes. Although neither Brae, Mr. Marx nor the Trust has formulated any definite plans or proposals with respect to their respective investments in Forschner, they may consider the acquisition of additional shares of Common Stock, including shares that may be acquired upon exercise of stock options held by Brae and Mr. Marx, or the disposition of some or all of the shares of Common Stock held or that may in the future be held by them, depending on market conditions and other circumstances. In addition, Brae and Mr. Marx plan to continue to participate actively in the management of the business of Forschner. Except as set forth above, neither Brae nor Mr. Marx nor the Trust have any plans or proposals which relate to or would result in any of the following:



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                  (a)  The acquisition by any person of additional
securities of Forschner, or the disposition of securities of Forschner;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Forschner or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of Forschner or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of Forschner, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of Forschner;

                  (f) Any other material change in Forschner's business or corporate structure;

                  (g) Changes in Forschner's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Forschner by any person;



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                  (h) Causing a class of securities of Forschner to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of Forschner becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j) Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  (a) (b) Brae owns directly an aggregate of 2,998,200 shares of Common Stock, including 500,000 shares of Common Stock (the "Brae Option Shares") issuable upon exercise of a currently exercisable Stock Option (the "Brae Option"), constituting approximately 34.5% of the issued and outstanding shares of such stock as of the date hereof (including as if issued and outstanding on the date hereof the Brae Option Shares). Brae and Mr. Marx may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of such shares.

                  Mr. Marx owns directly 169,730 shares of Common Stock, including 150,000 shares of Common Stock (the "Marx Option
Shares") issuable upon exercise of a currently exercisable Stock


                                     - 10 -

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Option (the "Marx Option"), constituting approximately 2.0% of the issued and outstanding shares of such stock as of the date hereof (including as if issued and outstanding on the date hereof the 150,000 Marx Option Shares). Mr. Marx has the sole power to vote or direct the vote and to dispose or direct the disposition of these shares. In addition, the Trust, of which Mr. Marx is the sole beneficiary, owns 4,292 shares of Common Stock and Brae Group, Inc., which Mr. Marx may be deemed to control, owns 2,998,200 shares, including the 500,000 Brae Option Shares. Mr. Marx shares the power to vote or direct the vote and to dispose or direct the disposition of the shares held by the Trust with the Trustee and the shares held by Brae with Brae. Mr. Marx disclaims beneficial ownership of the shares held by Brae. Mr. Marx may thus be deemed to beneficially own 3,172,222 shares of Common Stock or approximately 36.5% of the issued and outstanding shares of such stock as of the date hereof (including as if issued and outstanding on the date hereof the 500,000 Brae Option Shares and the 150,000 Marx Option Shares).

                  The Trust is the direct beneficial owner of an aggregate of 4,292 shares of Common Stock, constituting approximately 0.05% of the issued and outstanding shares as of the date hereof. The Trust shares the power to vote or direct the vote and to dispose or direct the disposition of such shares with Mr. Marx, the sole beneficiary of the Trust.



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                  Mr. Stanley R. Rawn, Jr., Trustee of the Trust, owns directly
142,711 shares of Common Stock, including 100,000 shares issuable upon exercise of a stock option held by Mr. Rawn (and excluding shares of Common Stock held by the Trust, the beneficial ownership of which Mr. Rawn disclaims), constituting approximately 1.7% of the issued and outstanding shares of such stock as of the date hereof (including as if issued and outstanding on the date hereof the 100,000 shares issuable upon exercise of the stock option held by Mr. Rawn). Mr. Rawn has the sole power to vote or direct the vote and dispose or direct the disposition of the shares held by him.

                  (c) No transactions in Common Stock were effected by the persons named in response to Paragraph (a) of this Item 5 during the period beginning sixty days prior to the date of the event which requires the filing of this statement and ending on the date hereof.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  Except as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Forschner, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits,


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division of profits or loss, or the giving or withholding of proxies.

                  On January 26, 1995, Forschner granted to Mr. Marx a non-incentive stock option (the "Marx Option") under Forschner's 1994 Stock Option Plan. The Marx Option, which entitles Mr. Marx to purchase up to 150,000 shares of Common Stock at a price of $12.875 per share, is evidenced by a Non-Incentive Stock Option Agreement between Forschner and Mr. Marx dated as of January 26, 1995.

                  On July 29, 1994, Forschner granted to Brae a non-incentive stock option (the "Brae Option") under Forschner's 1994 Stock Option Plan. The Brae Option, which entitles Brae to purchase up to 500,000 shares of Common Stock at a price of $10.75 per share, is evidenced by a Non-Incentive Stock Option Agreement dated as of July 29, 1994.


Item 7.           Material to be Filed as Exhibits.

                  A copy of the stock option agreement relating to the Brae Option described in Item 6 hereto was previously filed as an Exhibit to Amendment No. 11 to this Schedule 13D, and a copy of the stock option agreement relating to the Marx Option described in Item 6 hereto was previously filed as an Exhibit to Amendment No. 15 to this Schedule 13D.


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                                   SCHEDULE A
                             TO SCHEDULE 13D FILED
                                       BY
                                BRAE GROUP, INC.

               The following table sets forth certain information concerning the director and each of the officers of Brae Group, Inc., a Delaware corporation ("Brae"), as of November 14, 1995 and through the date hereof.

Name:                       George Nevers
                            (Director and President)

Citizenship:                American

Business Address:           333 Clay Street, Suite 4500
                            Houston, TX 77002

Principal Occupation:       President, Brae Group, Inc.

Name:                       W. Kirk Bosche
                            (Vice President, Secretary and
                            Treasurer)

Citizenship:                American

Business Address:           333 Clay Street, Suite 4500
                            Houston, TX 77002

Principal Occupation:       Vice President - Finance, Garnet
                            Resources Corporation


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                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 1995

                                          BRAE GROUP, INC.


                                          By  /s/ W. Kirk Bosche
                                            ------------------------------------
                                             W. Kirk Bosche
                                             Vice President,
                                             Secretary and Treasurer




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                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 1995



                                             /s/ Louis Marx, Jr.
                                            ------------------------------------
                                             Louis Marx, Jr.



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                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 1995



                                             /s/ Stanley R. Rawn, Jr.
                                            ------------------------------------
                                             Stanley R. Rawn, Jr., as Trustee
                                             u/a dtd 4/11/32 fbo Louis Marx, Jr.



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